                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             METRO NETWORKS, INC.
                             --------------------
                              (Name of Issuer)


                  Common Stock, par value $.001 per share
                  ---------------------------------------
                       (Title of Class of Securities)


                                591918 10 7
                         --------------------------
                               (CUSIP Number)


                           Gary L. Worobow, Esq.
                            Metro Networks, Inc.
                        681 Fifth Avenue, 10th Floor
                          New York, New York 10022


                                 212-832-9500
                         ----------------------------
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)


                                 June 5, 1997
                           -------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G the acquisition which is the subject of this Schedule 13D, and is filing schedule because of Rule 13d-1(b) (3) or (4), check the following box [_]

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 591918 10 7                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       David I. Saperstein

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
           PF/00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                        U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,906,268

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,906,268

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,906,268

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      47.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------


        The information contained in this Amendment No. 1 to the Schedule 13D Statement is filed by David I. Saperstein (the "Reporting Person"), pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, in connection with the sale by the Reporting Person of 394,089 shares of the Common Stock of Metro Networks, Inc. (the "Issuer"). This Amendment No. 1 supplements and amends information contained in Item 5 of the
Schedule 13D Statement (which was filed on October 28, 1996). Except as otherwise defined herein, all capitalized terms used in this Amendment No. 1 have the meaning stated in the Schedule 13D Statement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

        Items 5(a), (b) and (c) are amended to read in their entirety as follows:

        (a) The Reporting Person beneficially owns an aggregate of 7,906,268 shares of Common Stock, constituting 47.8% of the total class.

        The shares of Common Stock reported herein as beneficially owned by the Reporting Person do not include an aggregate of 1,050,250 shares of Common Stock held by the Trusts, the beneficiaries of which are the children of the Reporting Person. The Reporting Person disclaims beneficial ownership of such shares. In addition, the shares of Common Stock reported herein as beneficially owned by the Reporting Person do not include the Preferred Stock owned by the Reporting Person and pledged to the Issuer pursuant to the Issuer Loan agreement. The Preferred Stock has not been included because it can only be converted into Common Stock upon repayment of the Issuer Stock Loan. See Item 4 of the
Schedule 13D Statement.

        (b) The Reporting Person has sole voting and dispositive power as to 7,906,268 shares of Common Stock.

        (c) On June 5, 1997, the Reporting Person exchanged 394,089 shares of Common Stock at a price of $25.375 per share for limited partnership interests in a privately held investment limited partnership in a privately negotiated transaction. Other than as provided herein, no transactions in the Common Stock have been effected by the Reporting Person since the filing of the Schedule 13D Statement.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 24, 1997


                                                /s/ David I. Saperstein
                                                --------------------------------
                                                David I. Saperstein